iPayment Holdings, Inc.
iPayment, Inc.
126 East 56th Street
New York, New York 10022
June 13, 2013
VIA EDGAR
Mr. Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    iPayment Holdings, Inc. and iPayment, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed April 1, 2013
File Nos. 333-177233-19 and 000-50280
Dear Mr. Gilmore:
This letter acknowledges receipt by iPayment Holdings, Inc. and iPayment, Inc. (together, the “Registrants”) of your letter, dated May 31, 2013, relating to the Annual Report on Form 10-K of the Registrants for the year ended December 31, 2012 filed with the Securities and Exchange Commission (the “Commission”) on April 1, 2013.
As requested in your letter, the Registrants advise the staff of the Commission that they expect to file a response to your letter on or before June 28, 2013.
* * * *
If you have any questions regarding this letter, please do not hesitate to call the undersigned at (212) 802-7200 or to send an e-mail to mmonaco@ipaymentinc.com.
Sincerely,
/s/    Mark C. Monaco________________________
Mark C. Monaco, Chief Financial Officer

cc    Carl A. Grimstad, Chief Executive Officer
Philip J. Ragona, General Counsel